Exhibit 99.1

AirMedia Announces Appointment of New Directors

BEIJING, China – January 6, 2014 – AirMedia Group Inc. (“The Company”), (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced the appointment of Dr. Jack Qunyao Gao and Mr. Peixin Xu as directors of the Company, with Dr. Gao being an independent director, effective January 1, 2014. Both Mr. Xu and Dr. Gao were nominated by Bison Capital Holding Company Limited (“Bison Capital”) in connection with Bison Capital’s investment in AirMedia through its purchase of 8,100,000 American Depositary Shares from Global Gateway Investments, Ltd.

Herman Man Guo, AirMedia’s Chairman and Chief Executive Officer said, “We warmly welcome Mr. Xu and Dr. Gao to our board of directors, who will bring years of experience in Internet, e-commerce, media, operations, and capital market to our board.”

Dr. Gao has over 20 years of executive experience in software, media, entertainment and venture capital. He currently serves as Senior Vice President of News Corporation, CEO of News Corporation China Investments and Chief Representative of News Corporation Beijing Representative Office. Prior to joining News Corporation in 2006, Dr. Gao was Corporate Vice President and President of Emerging Markets at Autodesk, where he oversaw the Company’s emerging markets business with a focus on Greater China and India. Previously, he was President and General Manager of Microsoft (China) Ltd. Co., where he was responsible for operations, sales and marketing, government relations and business developments. Additionally, he has been a General Partner at Walden International, a US$1 billion venture capital fund and Asia Business Manager at MSC Software. Dr. Gao holds a PhD, Master and B.S in Engineering from Harbin Institute of Technology and University of California, Los Angeles.

Mr. Xu is the founder of Bison Capital. Mr Xu is also chairman of Huasheng Taitong Media Investment Co., Ltd., a TV production company and a researcher at Peking University. He was founder and chairman of Beijing Redbaby Info-Tech Co., Ltd., a B2C e-commerce company mainly focusing on the maternal and infant products, and a partner of New Enterprise Associates, a venture capital fund. Prior to that, Mr. Xu was a manager for new business at Beijing Northstar Industrial Group, a state-owned comprehensive real estate development and services business group. Mr. Xu has a B.A. in business administration from the Tianjin University of Commerce. Mr. Xu has also served as an independent director and chairman of strategy committee of Bona Film Group Limited, a Nasdaq listed public company, since November 2011.

1

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports and digital TV screens in 33 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens. In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

2